October 11, 2024 Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Response dated September 29, 2023 File No. 001-40210

Attn: Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

Tuya Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 17, 2024 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and response dated January 19, 2024.

The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing responses to these comments. The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter by October 25, 2024.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned by telephone at +86 186-0650-6206 or via email at alex@tuya.com, Xiaolang Chai of Tuya Inc. by telephone at +86 138-1700-4321 or via email at chaixl@tuya.com, or Li He of Davis Polk & Wardwell LLP by telephone at +852-2533-3306 or via email at li.he@davispolk.com.

Sincerely yours,

Tuya Inc.
By:	/s/ Alex Yang
Name: Alex Yang Title: Chief Financial Officer

cc:	Xiaolang Chai Capital Market Director, Tuya Inc.
Li He Davis Polk & Wardwell LLP